SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                (Amendment No. 1)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                    PDI, INC.
        (Name of Subject Company -- Issuer and Filing Person -- Offeror)

                        OPTIONS TO PURCHASE COMMON STOCK
                            par value $0.01 per share
                         (Title of Class of Securities)

                                   69329V 10 0
                      (CUSIP Number of Class of Securities)

                              CHARLES T. SALDARINI
                             Chief Executive Officer
                                    PDI, INC.
                              10 Mountainview Road
                      Upper Saddle River, New Jersey 07458
                                 (201) 258-8450

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

                                   Copies to:

            Beth Jacobson, Esq.                      Kenneth S. Rose, Esq.
Executive Vice President and General Counsel   Morse, Zelnick, Rose & Lander LLP
                 PDI, INC.                              405 Park Avenue
            10 Mountainview Road                    New York, New York 10022
    Upper Saddle River, New Jersey 07458           Telephone: (212) 838-5030
               (201) 574-8383

                            CALCULATION OF FILING FEE

            Transaction Valuation*               Amount of Filing Fee*
                   $548,823                             $109.77

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 357,885 shares of common stock of PDI, Inc. having an aggregate value of $548,823 as of March 28, 2003, will be exchanged and cancelled pursuant to this offer. The aggregate value of these options was calculated based on the Black-Scholes option pricing model. The transaction valuation also includes cash consideration to be paid by PDI, Inc., assuming all eligible options are exchanged and cancelled pursuant to this offer, of $83,482. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the transaction valuation. The filing fee was previously paid with the Schedule TO filing made with the Securities and Exchange Commission on March 28, 2003.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                   Amount Previously Paid:   Not applicable.
                   Form or Registration No.: Not applicable.

                   Form or Registration No.: Not applicable.
                   Date Filed:               Not applicable.

      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. |_|

      Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   Third-party tender offer subject to Rule 14d-1.

|X|   Issuer tender offer subject to Rule 13e-4.

|_|   Going-private transaction subject to Rule 13e-3.

|_|   Amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                   SCHEDULE TO

                             INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 28, 2003, in connection with our offer to exchange for compensatory purposes, certain options to purchase shares of PDI stock for either cash or shares of PDI restricted stock, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated March 31, 2003.

      The following information amends and supplements the Offer to Exchange dated March 31, 2003. Pursuant to this Amendment No. 1, we are amending the following Sections of the Offer to Exchange: (a) Section 7 - "Conditions of the Offer"; and (b) Section 15 - "Information About PDI -- Financial". Except to the extent expressly set forth below, this Amendment does not alter the terms or conditions previously set forth in the Offer to Exchange, and should be read in conjunction with the Offer to Exchange.

AMENDMENT TO SECTION 7. CONDITIONS OF THE OFFER.

      We are hereby amending and restating Section 7. "Conditions of the Offer" of the Offer to Exchange as follows:

      "Notwithstanding any other provision of the Offer, we will not be required to accept any Eligible Options that you elect to exchange, and we may terminate or amend the Offer, or postpone our acceptance of any Eligible Options that you elect to exchange, in each case if at any time on or after March 31, 2003 and on or before the Offer Termination Date, we determine that any event has occurred that, in our reasonable judgment, materially impairs the contemplated benefits of the Offer to us and thus makes it inadvisable for us to proceed with the Offer or to accept the Eligible Options that you elect to exchange. The conditions are as follows:

      o if we are required by the Securities and Exchange Commission or other regulatory agency to extend the Offer Termination Date beyond April 30, 2003;

      o if any action or proceeding is threatened, pending or taken, or any approval is withheld, by any court or any government agency, authority, or tribunal, or any other person, domestic or foreign, which action or withholding, in our reasonable judgment, would or might directly or indirectly:

            (a) challenge the making of the Offer or make it illegal for us to accept some or all of the Eligible Options or to issue some or all of the consideration or otherwise restrict or prohibit consummation of the Offer or otherwise relate to the Offer;

            (b) delay or restrict our ability, or render us unable, to accept the Eligible Options for exchange and cancellation or to issue the consideration for some or all of the Eligible Options elected for exchange; or

            (c) the following change or changes occur in our business, condition (financial or other), assets, income, operations, prospects or stock ownership and, in our reasonable judgment, is or may be materially adverse to us:


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

      o if regulatory or legal actions or interpretations would cause the Offer to have adverse accounting consequences to us;

      o     if there is:

            (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; or

            (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

      o if another person publicly makes or proposes a tender or exchange offer for some or all of our common stock, or an offer to merge with or acquire us, or we learn that:

            (a) any person, entity or "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"), has acquired or proposed to acquire beneficial ownership of more than five percent (5%) of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than five percent (5%) of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or
                  Schedule 13G with the SEC before March 25, 2003; or

            (b) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 disclosing or made a public announcement that it intends to acquire us or any of our assets or securities; or

      The conditions to the Offer are for our benefit. We may assert the conditions to the Offer in our discretion before the Offer Termination Date and we may waive the conditions to the Offer in accordance with applicable law, at any time and from time to time before the Offer Termination Date, whether or not we waive any other condition to the Offer. Should we decide to waive any of the conditions to the Offer, we must do so before 5:00 p.m., Eastern Standard Time, on the Offer Termination Date.

      Our failure to exercise any of these rights is not a waiver of any of these rights. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. However, once we choose to waive a particular right, we may not reassert that particular right again in this Offer. Any determination we make concerning the events described in this Section 7 will be final and binding on all Eligible Participants.

      We currently expect that we will accept promptly after the Offer Termination Date all Eligible Options that are properly submitted to be exchanged and have not been validly withdrawn prior to the Offer Termination Date.

      The Offer is not conditioned upon any financing arrangement or financing plan.

      If we materially change the terms of the Offer or the information about the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. Under these rules, the minimum period an offer must remain open following material changes in the terms of the Offer or information about the Offer, other


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

than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. If we decide to take any of the following actions, we will publish notice of the action:

      o increase or decrease what we will give you in exchange for your Eligible Options; or

      o change the number or type of stock options eligible to be exchanged in the Offer.

      If the Offer is scheduled to expire within ten business days from the date we notify you of such an increase, decrease or change, we will also extend the Offer for a period of at least ten business days after the date the notice is published."

AMENDMENT TO SECTION 15. INFORMATION ABOUT PDI -- FINANCIAL

      We are hereby amending and restating Section 15 - "Information About PDI -- Financial" of the Offer to Exchange as follows:

      "Financial. The following selected financial data is derived from our consolidated financial statements, as filed with the SEC. The selected financial data should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 11, 2003.

Statement of operations data:

                                                                            Years Ended December 31,
                                                             ------------------------------------------------------
                                                               2002         2001       2000       1999       1998
                                                             ---------    --------   --------   --------   --------
                                                                     (In thousands, except per share data)
Revenue
   Service, net ..........................................   $ 277,575    $281,269   $315,867   $174,902   $119,421
   Product, net ..........................................       6,438     415,314    101,008         --         --
                                                             ---------    --------   --------   --------   --------
     Total revenue, net ..................................     284,013     696,583    416,875    174,902    119,421
                                                             ---------    --------   --------   --------   --------

Cost of goods and services
   Program expenses ......................................     254,140     232,171    235,355    130,121     87,840
   Cost of goods sold ....................................          --     328,629     68,997         --         --
                                                             ---------    --------   --------   --------   --------
     Total cost of goods and services ....................     254,140     560,800    304,352    130,121     87,840
                                                             ---------    --------   --------   --------   --------

Gross profit .............................................      29,873     135,783    112,523     44,781     31,581

Operating expenses
   Compensation expense ..................................      32,670      39,263     32,820     19,611     15,779
   Other selling, general and administrative expenses ....      44,163      83,815     38,827      9,448      6,546
   Restructuring and other related expenses ..............       3,215          --         --         --         --
   Acquisition and related expenses ......................          --          --         --      1,246         --
                                                             ---------    --------   --------   --------   --------
    Total operating expenses .............................      80,048     123,078     71,647     30,305     22,325
                                                             ---------    --------   --------   --------   --------
Operating (loss) income ..................................     (50,175)     12,705     40,876     14,476      9,256
Other income, net ........................................       1,967       2,275      4,864      3,471      2,273
                                                             ---------    --------   --------   --------   --------
(Loss) income before (benefit) provision for income taxes      (48,208)     14,980     45,740     17,947     11,529
(Benefit) provision for income taxes .....................     (17,447)      8,626     18,712      7,539      1,691
                                                             ---------    --------   --------   --------   --------
Net (loss) income ........................................   $ (30,761)   $  6,354   $ 27,028   $ 10,408   $  9,838
                                                             =========    ========   ========   ========   ========

Basic net (loss) income per share(1) .....................   $   (2.19)   $   0.46   $   2.00   $   0.87   $   0.92
                                                             =========    ========   ========   ========   ========
Diluted net (loss) income per share(1) ...................   $   (2.19)   $   0.45   $   1.96   $   0.86   $   0.91
                                                             =========    ========   ========   ========   ========
Basic weighted average number of shares outstanding(1) ...      14,033      13,886     13,503     11,958     10,684
                                                             =========    ========   ========   ========   ========
Diluted weighted average number of shares outstanding(1) .      14,033      14,113     13,773     12,167     10,814
                                                             =========    ========   ========   ========   ========


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

                                                                                           Years Ended December 31,
                                                                          ---------------------------------------------------------
                                                                                                                  1999        1998
                                                                                                                 -------    -------
                                                                                     (In thousands, except per share data)
Pro forma data (unaudited)
Income before provision for income taxes .............................                                          $ 17,947    $11,529
Pro forma provision for income taxes (2) .............................                                             7,677      4,611
                                                                                                                --------    -------
Pro forma net income (2) .............................................                                          $ 10,270    $ 6,918
                                                                                                                ========    =======
Pro forma basic net income per share (2) .............................                                          $   0.86    $  0.65
                                                                                                                ========    =======
Pro forma diluted net income per share (2) ...........................                                          $   0.84    $  0.64
                                                                                                                ========    =======
Basic weighted average number of shares outstanding (1) ..............                                            11,958     10,684
                                                                                                                ========    =======
Pro forma diluted weighted average number of shares outstanding (1) ..                                            12,167     10,814
                                                                                                                ========    =======

Balance sheet data:

                                                                                              As of December 31,
                                                                          ---------------------------------------------------------
                                                                            2002        2001         2000         1999       1998
                                                                          --------    --------     --------     --------    -------
                                                                                                (in thousands)
Cash and cash equivalents ............................................    $ 66,827    $160,043     $109,000     $ 57,787    $56,989
Working capital ......................................................      81,854     113,685      120,720       53,144     47,048
Total assets .........................................................     190,939     302,671      270,225      102,960     77,390
Total long-term debt .................................................          --          --           --           --         --
Stockholders' equity .................................................     123,211     150,935      138,110       60,820     50,365
Book value per share..................................................        8.67

----------
(1) See Note 10 to our audited consolidated financial statements included in our Annual Report on form 10-K for the year ended December 31, 2002, filed with the SEC on March 11, 2003, for a description of the computation of basic and diluted weighted average number of shares outstanding."


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

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2003

                                        PDI, INC.


                                        By: /s/ Charles T. Saldarini
                                            ----------------------------------
                                            Name:  Charles T. Saldarini
                                            Title: Chief Executive Officer


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